ASX ANNOUNCEMENT
(ASX: WPL)

RECEIVED

2006 JUL -5 P 2:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE



WOODSIDE

WEDNESDAY, 28 JUNE 2006
10:00AM (WST)

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 8 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SUPPL

AUSTRALIA LNG CONGRATULATES CHINA ON COMMISSIONING LNG TERMINAL

Please find attached a News Release issued by North West Shelf Australia LNG Pty. Ltd.

For media enquiries please contact Peter Kermode, North West Shelf Venture Corporate Affairs on (08) 9348 4135 or 0411 209 459.



06014892



PROCESSED
JUL 0 5 2006
THOMSON
FINANCIAL

dlw 7/5

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com


Australia LNG

NEWS RELEASE

Wednesday, 28 June 2006
10:00am (WST)

AUSTRALIA LNG CONGRATULATES CHINA ON COMMISSIONING OF NEW LNG TERMINAL

Australia LNG today congratulated the Guangdong Dapeng LNG Company Ltd on the safe and successful commissioning of its new liquefied natural gas terminal and associated infrastructure in southern China.

"As the first international supplier of LNG into China, Australia LNG, on behalf of the North West Shelf Venture participant companies, is very proud to be associated with this state-of-the-art project," North West Shelf ALNG President Peter Cleary said.

"We would like to congratulate our Chinese customers on the safe and successful commissioning of their new LNG facilities in Guangdong province. We look forward to meeting their energy requirements, through safe and reliable deliveries of LNG, over the next 25 years."

Mr Cleary was in Guangdong province today to attend the official celebration of the terminal commissioning and latest arrival of Australian LNG in China onboard the project ship, the *Northwest Swan*.

The vessel carrying its 138,500m^3 LNG cargo, arrived at the terminal on 28 June after leaving the North West Shelf Venture's gas processing facilities at Karratha, in the far north west region of Western Australia, on 21 June.

Mr Cleary said the attendance of Australia's Prime Minister John Howard, Chinese Premier Wen Jiabao and Western Australian Premier Alan Carpenter, at today's ceremony highlights the importance Australia and China placed on their growing trade relationship.

"There is growing international interest in future energy sources and supplies worldwide. As one of the Asia Pacific region's biggest producers of clean energy, the North West Shelf Venture is very grateful to the People's Republic of China for choosing NWS ALNG as its preferred energy supplier to the Guangdong LNG project."

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Ltd; and Woodside Energy Ltd (Operator).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

MEDIA INQUIRIES

Peter Kermode
North West Shelf Venture Corporate Affairs
W: +61 8 9348 4135 M: +61 411 209 459